SILVER KEY MINING COMPANY, INC.
                      56 W. 400 Street, Suite 220
                        Salt Lake City, UT 84101

                    INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES EXCHANGE
                  ACT OF 1934 AND RULE 14f-1 THEREUNDER


    This Information Statement is being mailed on or about October 11, 2002 to the holders of record of common stock of Silver Key Mining Company, Inc. (the "Company"). You are receiving this Information Statement in connection with the appointment of persons designated by Stanford Venture Capital Holdings, Inc., a Delaware corporation ("SVCH"), to a majority of seats on the Board of Directors of the Company (the "Board"), as more fully described below.

    NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS INFORMATION STATEMENT, OR PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTIONS DESCRIBED HEREIN OR THE ADEQUACY OR ACCURACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    On October 11, 2002, the Board approved a reverse split of the Company's authorized and outstanding Common Stock (defined below) on a one share for five share basis, with fractional shares to be rounded up to the nearest whole share, to be effective on the record date of October 21, 2002 at 9:00 a.m. Eastern Standard Time. Prior to the reverse split, the Company's had 100,000,000 shares of common stock authorized and 5,126,010 shares of common stock issued and outstanding. After the reverse split, the Company will have 20,000,000 shares of common stock authorized and approximately 1,025,202 issued and outstanding. The share numbers discussed herein give effect to the reverse split.

    The Company intends to form Healthcare Quality Systems, Inc., a Florida corporation and a wholly-owned subsidiary of the Company ("HQS"). On or about October 21, 2002, the Company and HQS plan to consummate an Agreement and Plan of Merger (the "Merger Agreement") with PAL. The Merger Agreement will provide that, subject to the satisfaction or waiver of certain conditions, PAL will be merged with and into HQS (the "Merger"). Following consummation of the Merger, HQS will survive as the Company's wholly-owned subsidiary corporation. At the effective time of the Merger (the "Effective Time"), the issued and outstanding limited liability company units of PAL shall be surrendered in exchange for an aggregate of 2,142,857 shares of the Company's common stock, $.001 par value per share (the "Common Stock"). SVCH will receive 1,915,842 of such shares, based upon its ownership of PAL, or approximately 52.6% of the issued and outstanding Common Stock of the Company immediately following the Merger (excluding the additional equity investments by SVCH).

    Also on or about October 21, 2002, the Company plans to enter into a Securities Purchase Agreement with PAL and SVCH in which SVCH will agree to make an aggregate investment, in several tranches, of $2,200,000, subject to the conditions of that agreement (the "Investment"). The Investment will be in the form of Series A Convertible Preferred Stock and Warrants of the Company. For its aggregate investment of $2,200,000, SVCH will receive 1,880,342 shares of Series A Preferred Stock, convertible (subject to antidilution) into 1,880,342 shares of Common Stock, together with warrants to purchase an additional 1,880,342 shares of Common Stock at an exercise price of $1.17 per share. Each share of Series A Preferred Stock will have ten votes, voting together with the Common Stock on all matters submitted for a vote. No later than 180 days following the Closing of the Investment, the Company is required to file an SB-2 Registration Statement under the Securities Act covering all of the shares of Common Stock purchased by SVCH, including shares that may be received through the exercise of Warrants. In the event a filing is not made within 180 days of the Closing, the Company will issue SVCH, as a penalty, additional warrants equal to ten percent (10%) of the warrants originally issued for every quarter the filing is not made. SVCH will have unlimited "piggy back" registration rights.

    It is also anticipated that on or about October 21, 2002 SVCH will commit to make additional investments in the Company, up to an aggregate of $2,400,000 to consummate acquisitions approved by SVCH and to pay certain indebtedness of PAL subject to certain terms and conditions. The commitment letter for this equity facility will provide for the issuance of Series A Preferred Stock and Warrants on the same terms as under the Securities Purchase Agreement described above.

    Upon completion of the Merger, the Company will issue approximately 474,798 shares of the Company's Common Stock to certain identified parties who were instrumental in arranging the Merger and the Investment; these shares will be held in escrow and released upon the satisfaction of certain conditions.

    As a result of the transactions described above, SVCH will own a majority of the Company's issued and outstanding Common Stock and will have the right to designate all of the members of the Board . The Company, following the completion of the Merger, is referred to in this Information Statement as the "Post-Merger Company".

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. Information set forth herein related to PAL has been provided by PAL. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

                                GENERAL

    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to receive this Information Statement. As of October 10, 2002, there were 5,126,010 shares of Common Stock outstanding, but, after the reverse split, will be reduced to approximately 1,025,202 shares of Common Stock. See "Security Ownership of Certain Beneficial Owners and Management Security Ownership" below.




                   RIGHT TO DESIGNATE DIRECTORS AND DESIGNEES

THE BOARD OF DIRECTORS OF THE COMPANY

    Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, at the Effective Time of the Merger, SVCH shall be entitled to designate the directors of the Post-Merger Company (the "Designees"). Prior to the closing of the Merger, the Company is obligated to provide the resignation of the existing directors.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

    SVCH has informed the Company that it has selected the Designees and that each of the following individuals has consented to serve as a director of the Company following Closing of the Merger. None of the Designees are
currently a director of, or hold any positions with the Company.   SVCH has
advised the Company that, to its knowledge, except as set forth below, none of the Designees or any of their associates beneficially owns any equity securities or rights to acquire the Company's securities, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC. The name, age, present principal occupation or employment and five-year employment history of each of the Designees are set forth below. The current business address for each Designee listed below, unless otherwise indicated, is c/o Provider Acquisition LLC, 200 South Hoover Boulevard, Building 205, Tampa, Florida 33609. Each Designee is a citizen of the United States.

    Steven Katz [age-54] is President of Steven Katz & Associates, Inc., a health care and technology-based management consulting firm specializing in strategic planning, corporate development, new product planning, technology licensing, and structuring and securing various forms of financing. Mr. Katz has been President of Steven Katz & Associates, Inc. since 1982. From January 2000 to October 2001, Mr. Katz was also President and Chief Operating Officer of Senesco Technologies, Inc., an American Stock Exchange company engaged in the identification and development of proprietary gene technology with application to human, animal and plant systems. From 1983 to 1984 he was a co-founder and Executive Vice President of S.K.Y. Polymers, Inc., a bio-materials company. Prior to this, Mr. Katz was Vice President and General Manager of a non-banking division of Citicorp. From 1976 to 1981 he held various senior management positions at National Patent Development Corporation, including President of three subsidiaries. Prior positions were with Revlon, Inc. (1975) and Price Waterhouse & Co. (1969 to 1974). Mr. Katz received a Bachelors of Business Administration degree in Accounting from the City College of New York in 1969. He is presently a member of the Boards of Directors of a Biophan Technologies, Inc. and USA Technologies, Inc. and several private companies.

    B. M. (Mike) Milvain [age-66] is General Manager of PAL, a software company which provides Internet-based transaction processing services to the home healthcare market. Mr. Milvain has been a senior officer of PAL and its predecessor company, Provider Solutions Corp. since 1993. From August 1988 until November 1992 Mr. Milvain was Chief Operating Officer of LPA, Inc., a subsidiary of NYNEX Corporation, and a supplier of on-line transaction processing software for electronic payments services. From March 1988 until September 1997, Mr. Milvain was also a consultant to the Chairman of the Board of BancTec, Inc., a global provider of solutions for automation capture, processing and archiving of paper and electronic forms. From 1985 to 1988 he was Vice President of Marketing at Systeme Corporation, an innovator and developer of wide area network and PC technology for branch automation products for retail banking applications. From 1982 to 1984 Mr. Milvain was President of George K. Baum Leasing, Inc. From 1972 to 1982 he was co-founder of Unimark, Inc., a computer leasing and used computer dealer. Prior positions were with Marsh & McLennan Companies (1969 to 1972) Waddell & Reed (1966 to 1969) and IBM (1960 to 1966). Mr. Milvain graduated with a Bachelors of Business Administration degree from the University of Oklahoma in 1960.

    Batsheva Schreiber [age-55] is President and CEO of CareManagers Inc.,
a health care advocacy and consulting company focusing on supporting individuals and their families in all aspects of services during changes in health status. Ms. Schreiber has been President and CEO of CareManagers Inc. since 1998. From 1996 to 1997, Ms. Schreiber was Director of Operations at Master Care, a case management company that focused on efficiency and quality care in the workers compensation and group health areas. From 1994 to 1996 Ms. Schreiber was a co-founder and principal of Revival Home Health Care, a certified home care company serving the Metropolitan New York City area. Other home care experience includes senior positions at Olsten KQC (1992 to
1994) and Nursefinders (1988 to 1992). From 1970 to 1988, Ms. Schreiber established and developed various medical programs and services at Ohel Children's Home & Family Services in New York City. Prior experience includes medical/surgical nursing and in-patient psychiatry (1966 to 1970) at Maimonides Medical Center in New York. Ms. Schreiber is a Registered Nurse in New York and New Jersey and has her BSN from the University of the State
of New York.   She is active in various community programs and is a member of several company Boards of Directors.

                      CURRENT BOARD OF DIRECTORS

    The Company's current Board of Directors consists of three directors. At each annual meeting of stockholders, directors are elected for a term of one year to succeed those whose terms are expiring.

    The name, age, present principal occupation or employment and five-year employment history of each of the Company's current directors are set forth below.

    Edward F. Cowle [age-46]. Mr. Cowle is a Director of the Company. He has been self employed in financial public relations from 1994 to the present, assisting public companies with financial and investment banking activities. From 1992 to 1994, Mr. Cowle was a Senior Vice President-Investments with Paine Webber in New York City and from 1991 to 1992, he was a Registered Representative with Bear Stearns & Company, also in New York City. Since 2000, he has also been a director of Laser Technology, Inc. Mr. Cowle graduated from Fairleigh Dickinson University in Madison, New Jersey in 1978 with a B.A. Degree in English, American Studies. Mr. Cowle also attended Vermont Law School in South Royalton, Vermont from 1978 to 1979.
Mr. Cowle has been an executive officer and director of the following companies that may be deemed blank check companies: Big Flash Corporation (President and Chairman of the Board from 1999 to the present); Calypso Financial Services, Inc. (President and Chairman of the Board from 1999 to the present); Eastgate Acquisition Corp., now known as Talavera's Fine Furniture (Secretary and director from 1999 to 2001 and President from 2001 to the present); and Westgate Acquisitions Corp. (Secretary and director from 1999 to 2001 and President from 2001 to the present.

    Bobbi Heywood [age 31]. Ms. Heywood is Secretary and Treasurer of the Company and a Director. From 2000 to the present, Ms. Heywood has been an office manager with Williams Investments Company in Salt Lake City, Utah. From 1998 to 2000, Ms. Heywood was office manager of Mountain State Tile, a tile company located in Sandy, Utah, and from 1997 to 1998, she was project manager with Scandia Construction, Inc. in St. George, Utah. Ms. Heywood also worked as an office manager for Silver Spur Painting in St. George, Utah from 1996 to 1997. Ms. Heywood has attended Dixie College in St. George, Utah and Salt Lake Community College. Bobbi Heywood has been an executive officer and/or director of the following companies, each of which is considered a blank check company: Energy Producing Technology (Secretary and Treasurer) and Grant Ventures Inc. (Secretary and Director); RAKO Capital Corporation (Secretary and Director) from 2001 to present.

    J. Rockwell Smith [age 64]. Mr. Smith is President of the Company and a Director. Mr. Smith has been an executive officer, director and/or principal shareholder of the following companies: The Auxer Gold Mines (President and director until April 1995), now know as Auxer Industries, Inc.; Grant Silver, Inc. (principal shareholder until September 1997), now known as BrewServ Corporation; Green MT. P.S. (Principal shareholder until January 1998), now know as Generex Biotechnology Corporation; Index Daley Mines (principal shareholder until June 1998), now known as International Digital Technologies; Kaniksu Ventures, Inc. (Secretary and director until March 1996), now known as Ocean Power Corporation; Nava Leisure, U.S.A., Inc. (President and director until January 1999), now known as Senesco Technologies, Inc.; Park Avenue, Inc. (President and director until March
1994), now known as Electrical Generation Technology, Inc.; Regal Gold & Silver (President and director until August 1996); now known as American Image Motor Company, Inc.; Rock City Ventures, Inc. (President and director until January 1995); THO2 & Rare Metals Exp. (President and director until December 1994), now known as Golf Technologies Holding, Inc.; Whitestone Financial, Inc. (principal shareholder), now known as Happy Food Corp.; Eagles Nest Mining Company .) (President and director from 1998 to current date) now known as Nanoscience Technology, Inc

DIRECTOR COMPENSATION

    In the past, the Company has not paid compensation to any director for acting in such capacity, except for the grant of shares of Common Stock or options and reimbursement for reasonable out-of-pocket expenses in attending meetings.

    Following consummation of the Merger, the Post-Merger Company will initiate a Board Compensation Program. All directors of the Post-Merger Company will receive an annual fee of $5,000.

    The Company currently has no formal committees. Although the Company does not have an Audit Committee, the entire Board has the responsibility of:

     - monitoring the Company's financial reporting process and internal control systems;

     - reviewing and appraising the audit efforts of the Company's independent accountants and internal auditing functions;

     - reviewing compliance with laws and regulations under which the Company is required to operate, including compliance with the Nasdaq corporate governance standards; and

     - providing an open avenue of communication among the Company's independent accountants, financial and senior management, internal auditing department and Board of Directors.

     The Board of Directors does not have a standing nominating committee. Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors in accordance with the Company's bylaws and Nevada law.

     Meetings may be held from time to time to consider matters for which approval of the Company's Board of Directors is desirable or is required by law. The Company's Board of Directors has met twice in 2002 and once during fiscal year 2001.

                       SECURITY OWNERSHIP OF CERTAIN
                      BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP

    The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of October 11, 2002. The information in this table provides the ownership information for:

     - each person known by the Company to be the beneficial owner of more than 5% of its Common Stock;

     - each of the Company's directors;

     - each of the Company's executive officers; and

     - the Company's executive officers, directors and director nominees as a group.

    Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Common Stock beneficially owned and percentage ownership are based on 5,126,010 shares outstanding, which, as described above, will be reduced to 1,025,202 shares following the reverse stock split. There are currently no outstanding options or warrants to purchase or securities convertible into the Company's Common Stock.


      Name and Address              Amount and Nature of        Percent
     of Beneficial Owner            Beneficial Ownership       of Class (1)
     -------------------            ---------------------      -------------
J. Rockwell Smith                        3,780,557                73.8%
President and Director               (756,112 following
56 West 400 South, Suite 220         reverse stock split)
Salt Lake City, UT 84101


Bobbi Heywood                                 0                    0
Secretary, Treasurer and Director
56 West 400 South, Suite 220
Salt Lake City, UT 84101


Edward F. Cowle                   163,615 (32,723 following        3.2%
Director                             reverse stock split)
99 Park Avenue, Suite 2230
New York, NY 10016


Ronald Rasmussen                  266,807 (53,362 following        5.2%
4251 East Mandan Street              reverse stock split)
Phoenix, AZ 85044



All directors and officers as a group     3,944,172               76.9%
(3 persons)                           (788,835 following
                                     reverse stock split)


Note: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

     (1) Based upon 5,126,010 shares of common stock outstanding on October 11, 2002.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities ("Reporting Persons"), to file with the SEC reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

    To the Company's knowledge, no officers, directors, or beneficial owners of more than ten percent of any class of the Company's equity securities registered pursuant to Section 12 of the Exchange Act or any other person subject to Section 16 of the Exchange Act with respect to the Company, failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

    The Company has not paid any salaries or bonuses or any other form of compensation to any of its officers from its inception through October 10, 2002. No options were granted during the past fiscal year and none were exercised.

EMPLOYMENT AGREEMENTS

    The Company currently does not have employment agreements in place with any of its employees.

THE EXECUTIVE OFFICERS OF THE POST-MERGER COMPANY

    The name, age and employment history of the Post-Merger Company executive officers are set forth herein. Prior to the closing of the Merger, the Company is obligated to provide the resignation of the existing executive officers. B. M. Milvain, whose biography is set forth above under the section titled "Right to Designate Directors and Designees", will be the President and Secretary of the Post-Merger company.

             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    There has been no material transactions during the past two fiscal years between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

    The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.